Filed Pursuant to
General Instruction II.K. of Form F-9
File No. 333-168062

Prospectus Supplement

(to the Short Form Base Shelf Prospectus Dated July 14, 2010)

US$450,000,000

CANADIAN IMPERIAL BANK OF COMMERCE

2.350% Senior Notes due 2015

The 2.350% Senior Notes due 2015 (the “Notes”) of Canadian Imperial Bank of Commerce (the “Bank”) will mature on December 11, 2015. Interest on the Notes is payable on June 11 and December 11 of each year, beginning on December 11, 2011. The Notes are not redeemable by the Bank prior to their maturity, except under the circumstances described under “Description of the Notes—Tax Redemption.”

The Notes offered hereby constitute a further issuance of the 2.350% Notes due 2015, of which US$1,000,000,000 principal amount was issued on December 13, 2010 (the “Existing Notes”). The Notes will form a single series with the Existing Notes and will have the same terms other than the issue date, the public offering price and the first interest payment date. Immediately upon settlement, the Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing Notes.

The Notes will be unsecured and unsubordinated obligations of the Bank and will constitute deposit liabilities of the Bank for the purposes of the Bank Act (Canada).

Investing in the Notes involves risks. See the “Risk Factors” sections of the accompanying Short Form Base Shelf Prospectus and this Prospectus Supplement.

	Per Note	Total
Public offering price(1)	100.222%	US$	450,999,000
Underwriting discount	0.300%	US$	1,350,000
Proceeds, before expenses, to us	99.922%	US$	449,649,000

(1)	Plus US$3,818,750 in accrued and unpaid interest from and including June 11, 2011 to, but excluding, October 21, 2011 and accrued interest from October 21, 2011, if settlement occurs after that date.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Notes, or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus. Any representation to the contrary is a criminal offense.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank. See “Underwriting.”

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

The Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme, on or about October 21, 2011.

The Bank’s registered and head office is located in Commerce Court, Toronto, Canada M5L 1A2.

Sole Book-Running Manager

Barclays Capital

October 14, 2011

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which contains the specific terms of this offering of Notes and supplements and updates certain information contained in the accompanying Short Form Base Shelf Prospectus. The second part is the accompanying Short Form Base Shelf Prospectus dated July 14, 2010, which is part of our Registration Statement on Form F-9.

This Prospectus Supplement may add to, update or change the information in the accompanying Short Form Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with information in the accompanying Short Form Base Shelf Prospectus, this Prospectus Supplement will apply and will supersede that information in the accompanying Short Form Base Shelf Prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Available Information” in the accompanying Short Form Base Shelf Prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. The Bank has not, and the underwriter has not, authorized any other person to provide you with different information. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this Prospectus Supplement, or that the information contained in this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer, or an invitation on our behalf or the underwriter’s, to subscribe for or purchase any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, unless otherwise stated, references to “CIBC,” the “Bank,” “we,” “us” and “our” refer to Canadian Imperial Bank of Commerce and all entities included in its consolidated financial statements, except where otherwise indicated or where the context otherwise requires.

FORWARD-LOOKING STATEMENTS

The Bank’s public communications often include oral or written forward-looking statements. Statements of this type are included in this Prospectus Supplement, and may be included in other filings with Canadian securities regulators or the SEC, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.” By their nature, these statements require the Bank to make assumptions, and are subject to inherent risks and uncertainties that may be general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. A variety of factors, many of which are beyond the Bank’s control, could affect its operations, performance and results, and could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include:

•	credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk;

•	legislative or regulatory developments in the jurisdictions where the Bank operates;

•	amendments to, and interpretations of, risk-based capital guidelines and reporting instructions;

•	the resolution of legal proceedings and related matters;

•	the effect of changes to accounting standards, rules and interpretations;

•	changes in the Bank’s estimates of reserves and allowances;

•	changes in tax laws;

•	changes to the Bank’s credit ratings;

•	political conditions and developments;

•	the possible effect on the Bank’s business of international conflicts and the war on terror;

•	natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events;

•	reliance on third parties to provide components of the Bank’s business infrastructure;

•	the accuracy and completeness of information provided to the Bank by clients and counterparties;

•	the failure of third parties to comply with their obligations to the Bank and its affiliates;

•	intensifying competition from established competitors and new entrants in the financial services industry;

•	technological change;

•	global capital market activity;

•	changes in monetary and economic policy;

•	currency value fluctuations;

•	general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where the Bank has operations;

•	changes in market rates and prices which may adversely affect the value of financial products;

•

the Bank’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels;

•	changes in client spending and saving habits;

•	the Bank’s ability to attract and retain key employees and executives; and

•	the Bank’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of the Bank’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time on its behalf.

PRESENTATION OF FINANCIAL INFORMATION

The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 30: Reconciliation of Canadian and United States Generally Accepted Accounting Principles” in the Bank’s audited consolidated financial statements for the fiscal year ended October 31, 2010, which are incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. Beginning with its interim consolidated financial statements for the three-month period ended January 31, 2012, CIBC will prepare its financial statements, including comparative information, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC will be permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about CIBC and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase Notes. We encourage you to read the entire Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents that we have filed with the SEC and the Canadian Securities regulators that are incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus prior to deciding whether to purchase Notes.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act (Canada) (the “Bank Act”). CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875) in 1961.

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

The Offering

The following summary describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. See, “Description of the Notes” for a more detailed description of the terms and conditions of the Notes.

Issuer	Canadian Imperial Bank of Commerce.

Securities Offered	US$450,000,000 aggregate principal amount of 2.350% Senior Notes due 2015. The Notes will form a single series with the US$1,000,000,000 aggregate principal amount of Existing Notes.

Maturity	December 11, 2015.

Interest	Interest on the Notes will accrue from and including June 11, 2011 and will be payable on June 11 and December 11 of each year, beginning December 11, 2011.

Optional Redemption	The Notes are not redeemable by the Bank prior to their maturity, except under the circumstances described under “Description of the Notes—Tax Redemption.”

Ranking	The Notes will be our unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law. See “Description of the Notes—Ranking.”

Form and Denomination	We will issue the Notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme and Euroclear Bank, S.A./ N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture (as defined below). The Notes will be issued only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. See “Description of the Notes—Book-Entry System; Delivery and Form.”

Further Issues	We may from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the Notes in all respects (except for the public offering price, issue date, payment of interest accruing prior to the issue date and first payment date), as described under “Description of the Notes—Further Issues.”

Use of Proceeds	The net proceeds from this offering will be added to the Bank’s funds and will be used for general corporate purposes. See “Use of Proceeds.”

Material U.S. Federal Income Tax Considerations	The Notes offered hereby will be treated as issued pursuant to a “qualified reopening” of the Existing Notes for U.S. federal income tax purposes. Accordingly, we intend to treat all of the Notes sold in this offering as having the same issue date, the same issue price and (with respect to holders) the same adjusted issue price as the Existing Notes for U.S. federal income tax purposes. For further detail, see “Material U.S. Federal Income Tax Considerations.”

Material Canadian Income Tax Considerations	See “Material Canadian Federal Income Tax Considerations.”

Risk Factors	Investing in the Notes involves risks. See “Risk Factors” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus for a description of certain risks you should consider before investing in the Notes.

Governing Law	The Indenture is, and the Notes will be, governed by and construed in accordance with the laws of the State of New York (other than with respect to the ranking of the Notes which will be governed by the applicable laws of Canada).

Trustee	The Bank of New York Mellon.

RISK FACTORS

An investment in the Notes is subject to certain risks. Before deciding whether to invest in the Notes, investors should carefully consider the risks set out herein, in the accompanying Short Form Base Shelf Prospectus and incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. These risks are not the only ones the Bank faces. Additional risks not presently known to the Bank or that it currently deems immaterial may also impair its business operations and even the risks described below may adversely affect its business in ways it has not described or does not currently anticipate. The Bank’s business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, you may lose all or part of your original investment.

Our credit ratings may not reflect all the risks of your investment in the Notes; downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the Notes.

The Bank’s credit ratings are an assessment by rating agencies of the Bank’s ability to pay its debts and deposit liabilities when due. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes, additional factors discussed in this Prospectus Supplement, in the accompanying Short Form Base Shelf Prospectus or in the documents incorporated by reference herein or therein and other factors that may affect the value of the Notes. Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

The value of the Notes will be affected by the general creditworthiness of the Bank. Prospective investors should consider the categories of risks identified and discussed in the Bank’s Annual Information Form and the Annual MD&A, each of which is incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, including credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk. There is no assurance that the credit ratings assigned to the Notes or the Bank will remain in effect for any period of time or that they will not be lowered. Real or anticipated changes in credit ratings on the Bank’s deposit liabilities may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank’s liquidity, business, financial condition or results of operations and, therefore, the Bank’s ability to make payments on the Notes could be adversely affected.

The Indenture contains limited covenants and does not limit the Bank’s ability to incur future indebtedness, pay dividends, repurchase securities or engage in other activities, which could adversely affect the Bank’s ability to pay its obligations under the Notes.

The Indenture does not contain any financial covenants and contains only limited restrictive covenants. In addition, the Indenture does not limit the Bank’s or its subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. Except to the extent regulatory requirements affect the Bank’s decisions to issue more senior debt, there is no limit on the Bank’s ability to incur additional senior debt. The Bank’s ability to incur additional indebtedness and use its funds for any purpose in the Bank’s discretion may increase the risk that the Bank will be unable to service its debt, including paying its obligations under the Notes.

There is no assurance that a trading market will be sustained for the Notes and the Existing Notes.

The Existing Notes are not listed on any securities exchange or automated quotation system. The Bank does not intend to apply for listing or quotation of the Notes or the Existing Notes. Although there is a limited over-the-counter market for the Existing Notes, there can be no assurance that any such market will be sustained for the Notes and the Existing Notes. While the underwriter intends to make a market in the Notes, the underwriter will not be obligated to do so and may stop its market-making at any time. In addition, any market-making activities will be subject to limits under U.S. Federal securities laws. These factors may affect the pricing of the

Notes and the Existing Notes in any secondary market, the transparency and availability of trading prices and the liquidity of the Notes and the Existing Notes. There can be no assurance that any market will be sustained at the offering price of the Notes.

Future trading prices of the Notes will depend on many factors and the Notes may trade at a discount from their initial offering price

Future trading prices of the Notes will depend on many factors, including prevailing interest rates, foreign exchange movements, the market for similar securities, general economic conditions and the Bank’s financial condition, performance, prospects and other factors. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

Investors in the United States may have difficulty bringing actions and enforcing judgments against the Bank and others based on securities law civil liability provisions.

The Bank is organized under the federal laws of Canada and its principal executive office is located in the Province of Ontario. Many of the directors and officers of the Bank and some of the experts named in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents incorporated by reference herein and therein are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and those of the Bank are located outside the United States. As a result it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or the Bank a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of the Notes, after deducting the expenses of the issue and the underwriter’s commissions, will amount to approximately US$453.2 million (including accrued interest). We intend to use a portion of the net proceeds to pay, on December 11, 2011, approximately US$3.8 million in accrued interest on the Notes from and including June 11, 2011 to, but excluding, October 21, 2011. The remaining net proceeds will be added to the Bank’s funds and will be used for general corporate purposes.

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of the Debt Securities” in the accompanying Short Form Base Shelf Prospectus and should be read in conjunction with such description. This description does not purport to be complete and is qualified in its entirety by reference to all provisions of the Notes and the indenture, dated as of September 14, 2010 (the “Indenture”), between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”). As used in this description, the terms “CIBC,” “the Bank,” “we,” “us” and “our” refer only to Canadian Imperial Bank of Commerce and not to any of its subsidiaries. All capitalized terms used under this heading “Description of the Notes” that are not defined herein have the meanings ascribed thereto in the accompanying Short Form Base Shelf Prospectus.

General

The following is a description of the terms of the US$450,000,000 aggregate principal amount of 2.350% Senior Notes due 2015 offered by this Prospectus Supplement (which are referred to in this Prospectus Supplement as the “Notes” and in the accompanying Short Form Base Shelf Prospectus as “Debt Securities”). The Notes will constitute our unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank on a parity with all of our other senior unsecured debt including deposit liabilities, other than certain governmental claims in accordance with applicable law, and prior to all of our subordinated debt.

The US$450,000,000 aggregate principal amount of Notes offered hereby constitutes a further issuance of the Existing Notes, of which US$1,000,000,000 principal amount was issued on December 13, 2010. The Notes will form a single series with the Existing Notes under the Indenture and will have the same terms other than the issue date, the public offering price and the first interest payment date. Immediately upon settlement, the Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing Notes. Upon closing of the offering, the aggregate principal amount of 2.350% Senior Notes due 2015 of the Bank, including the Notes offered hereby, will be US$1,450,000,000.

Payment of the principal and interest on the Notes will be made is U.S. dollars. We will pay interest, principal and any other money due on the Notes at the corporate trust office of The Bank of New York Mellon or such other office as may be agreed upon. Holders of Notes must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

The Notes are not entitled to the benefits of any sinking fund.

The Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, the Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on the behalf of, DTC, as depositary. You may elect to hold interests in the global notes through either the depositary (in the United States), Clearstream or Euroclear, or indirectly through organizations that are participants in such systems. See “Legal Ownership and Book-Entry Issuance” in the accompanying Short Form Base Shelf Prospectus.

Maturity

The Notes will mature on December 11, 2015.

Interest

The Notes will bear interest from and including June 11, 2011 at a rate of 2.350% per annum. We will pay interest in arrears on June 11 and December 11 of each year, beginning December 11, 2011 (each, an “Interest Payment Date”), and on the maturity date. Interest will be payable on each Interest Payment Date to the persons in whose name the Notes are registered at the close of business on the preceding June 1 or December 1, as the case may be, whether or not a business day. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable. If any Interest Payment Date or the maturity date falls on a day that is not a business day, we will postpone the making of such interest payment to the next succeeding business day (and no interest will be paid in respect of the delay). A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in the city of New York, New York or Toronto, Ontario.

Interest on the Notes will accrue from and including their issue date to, but excluding, the first Interest Payment Date and then from and including each Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or the maturity date, as the case may be.

Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of the Notes, create and issue further debt securities ranking pari passu with the Notes in all respects (except for the public offering price, issue date, payment of interest accruing prior to the issue date and first interest payment date) so that such further debt securities may be consolidated and form a single series with the Notes and have the same terms as to status or otherwise as the Notes.

Payment of Additional Amounts

Subject to the exceptions described below, all payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the official interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment of principal or interest made under or with respect to the Notes, the Bank will pay to each holder of Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder (such holder, an “excluded holder”) in respect of the beneficial owner thereof:

•	with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•

which is subject to such Canadian taxes by reason of the holder being or having been a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes;

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment, levy, duty, impost or other governmental charge; or

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the holders of the Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Bank to the relevant taxation authority.

The Bank will indemnify and hold harmless each holder of Notes (other than an excluded holder) from and against, and upon written request reimburse each such holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such holder as a result of payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes;

•	any penalties and interest arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income.

In any event, no additional amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to all of the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

The Bank (or its successor) may redeem the Notes at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes as described under “—Payment of Additional Amounts”; or

•

on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem the Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Defeasance

The Notes are subject to defeasance under the conditions set forth in the Indenture and described under “Description of Debt Securities—Defeasance” in the accompanying Short Form Base Shelf Prospectus.

Governing Law

The Indenture is, and the Notes will be, governed by and construed in accordance with the laws of the State of New York (other than with respect to the ranking of the Notes which will be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada).

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Bank as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

Book-Entry System; Delivery and Form

Global Notes

We will issue the Notes in the form of one or more global notes in definitive, fully registered, book–entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book–entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme,

Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book–entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited–purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book–entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks and trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The DTC rules applicable to its participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book–entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book–entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this Prospectus Supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of the Bank, the underwriter or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriter with portions of the principal amounts of the global notes; and

•

ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither the Bank nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross–market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross–market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same–day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time–zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated Notes to each person that DTC identifies as the beneficial owner of the Notes represented by a global note upon surrender by DTC of the global note only if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated Notes; or

•	we determine not to have the Notes represented by a global note.

Neither the Bank nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the Notes. The Bank and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

TRADING PRICE AND VOLUME OF CIBC’S SECURITIES

The following chart sets out the trading price and volume of CIBC’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this Prospectus Supplement:

	2010			2011
	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sep	Oct*
Common Shares
High	$79.63	$80.03	$81.37	$78.59	$83.65	$85.56	$85.53	$84.81	$80.25	$77.10	$76.75	$76.98	$76.42
Low	$73.84	$74.75	$76.45	$75.12	$76.14	$80.61	$80.25	$79.56	$75.40	$72.38	$67.32	$69.26	$68.90
Volume (‘000)	26680	24455	29302	27586	27506	30518	19119	22056	31795	24070	42415	35322	13049
Pref Series 18
High	$25.58	$25.69	$25.18	$25.58	$25.48	$25.60	$25.55	$25.60	$25.63	$25.82	$25.81	$25.97	$25.67
Low	$24.91	$24.91	$24.48	$24.65	$25.16	$25.15	$24.93	$25.34	$25.16	$25.15	$25.14	$25.30	$25.30
Volume (‘000)	132	444	157	171	150	143	198	116	180	119	113	106	40
Pref Series 26
High	$25.80	$25.69	$25.60	$25.68	$25.83	$25.79	$25.58	$25.59	$25.59	$25.41	$25.49	$25.75	$25.24
Low	$25.10	$25.26	$25.08	$25.05	$25.34	$25.27	$25.00	$25.35	$25.05	$25.06	$25.00	$25.14	$24.80
Volume (‘000)	148	294	206	409	276	381	271	526	329	210	218	146	80
Pref Series 27
High	$25.52	$25.49	$25.34	$25.42	$25.60	$25.60	$25.54	$25.63	$25.47	$25.36	$25.35	$25.42	$25.18
Low	$24.77	$25.02	$24.85	$24.79	$25.07	$25.17	$24.79	$25.25	$25.00	$25.05	$25.00	$25.01	$24.81
Volume (‘000)	313	616	104	187	250	257	302	546	398	156	187	208	82
Pref Series 29
High	$25.20	$25.39	$25.09	$25.00	$25.45	$25.77	$25.56	$25.59	$25.35	$25.40	$25.31	$25.29	$25.01
Low	$24.15	$24.67	$24.00	$24.26	$24.96	$25.10	$24.90	$25.19	$24.94	$24.96	$24.66	$24.88	$24.64
Volume (‘000)	313	330	230	191	456	376	236	563	256	385	235	416	154
Pref Series 30(1)
High	$23.00	$23.70	$23.27	$24.25	$24.64	$24.86	$24.82	$25.95	$26.04	$25.76
Low	$22.00	$22.91	$22.10	$22.23	$24.00	$24.00	$23.98	$24.70	$25.71	$25.71
Volume (‘000)	329	431	364	638	551	394	380	830	1219	676
Pref Series 31
High	$22.65	$23.25	$22.79	$23.73	$24.39	$24.45	$24.55	$25.35	$25.30	$25.20	$25.40	$25.57	$25.20
Low	$21.54	$22.47	$21.68	$22.10	$23.51	$23.70	$23.56	$24.50	$24.49	$24.64	$24.85	$25.05	$24.90
Volume (‘000)	646	432	529	922	718	586	429	644	623	303	806	285	71
Pref Series 32
High	$21.95	$22.77	$22.20	$23.37	$24.35	$24.12	$24.15	$25.00	$25.09	$24.95	$25.24	$25.47	$25.20
Low	$21.37	$21.77	$21.11	$21.39	$23.20	$23.37	$23.20	$24.02	$24.35	$24.40	$24.37	$24.98	$24.89
Volume (‘000)	536	288	437	584	439	316	521	391	734	439	547	392	146
Pref Series 33
High	$27.59	$27.69	$27.35	$27.00	$27.00	$27.00	$27.00	$27.35	$27.15	$27.13	$27.08	$27.08	$26.45
Low	$26.45	$26.78	$26.07	$26.30	$26.30	$26.30	$26.26	$26.65	$26.35	$26.44	$26.10	$26.15	$25.95
Volume (‘000)	489	162	269	161	133	185	147	148	272	294	137	85	29
Pref Series 35
High	$28.50	$28.63	$28.13	$27.69	$27.76	$27.96	$27.90	$27.95	$27.94	$27.69	$27.74	$27.75	$27.19
Low	$27.71	$27.85	$27.56	$27.30	$27.38	$27.40	$27.38	$27.50	$27.10	$27.20	$27.00	$27.02	$26.96
Volume (‘000)	252	325	570	169	459	312	321	221	428	319	251	165	135
Pref Series 37
High	$28.49	$28.60	$28.30	$27.89	$28.00	$28.31	$27.95	$28.07	$28.00	$27.80	$27.89	$28.00	$27.28
Low	$27.78	$28.00	$27.59	$27.20	$27.47	$27.36	$27.40	$27.65	$27.44	$27.40	$27.25	$27.14	$26.95
Volume (‘000)	174	132	184	193	206	183	101	253	243	108	144	133	11

*up to and including Oct 14

(1) Redeemed on July 31, 2011.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of a Note. This summary applies to holders only if they are a beneficial owner of a Note and acquire the Note in this offering for a price equal to the issue price of the Notes. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•

a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more “United States persons” (as defined for U.S. federal income tax purposes), or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

For the purposes of this discussion, a “non-U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is an individual, corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not a U.S. Holder.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this prospectus supplement and all of which are subject to change or differing interpretation (perhaps retroactively), and is for general information only. This summary addresses only beneficial owners of the Notes that hold the Notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not represent a detailed description of the U.S. federal income tax consequences to prospective purchasers of the Notes in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to prospective purchasers of the Notes that are subject to special treatment under the U.S. federal income tax laws, such as taxpayers subject to the alternative minimum tax or the U.S. federal estate and gift tax, U.S. expatriates, financial institutions, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, or investors in such entities, individual retirement and other tax deferred accounts, dealers and traders in securities or currencies, insurance companies, tax-exempt organizations, persons holding Notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security, and U.S. Holders whose functional currency is other than the U.S. dollar. We cannot assure holders that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a U.S. or non-U.S. partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Non-U.S. partnerships also generally are subject to special tax documentation requirements.

Holders should consult their own tax advisor concerning the particular U.S. federal income tax and other U.S. federal tax (such as U.S. federal estate and gift) consequences to them resulting from their ownership and disposition of the Notes, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

U.S. Holders

Qualified Reopening. For United States federal income tax purposes, the Notes will be part of the same issue as the Existing Notes, and will have the same issue date, the same issue price and (with respect to holders) the same adjusted issue price as the Existing Notes.

Interest. It is expected and this discussion assumes that either the issue price of the Notes will equal the stated principal amount of the Notes or the Notes will be issued with no more than a de minimis amount of original issue discount (“OID”). Therefore, except with respect to pre-issuance accrued stated interest (discussed below), a U.S. Holder will have ordinary interest income equal to the amount of interest paid or accrued on a Note, includable in accordance with the holder’s regular method of tax accounting for U.S. federal income tax purposes. In addition, interest on the Notes will be treated as foreign source income for U.S. federal income tax purposes. Subject to certain conditions and limitations, foreign taxes, if any, withheld on interest payments may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of foreign source income. Interest on the Notes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (the election would then apply to all foreign income taxes such U.S. Holder paid in that taxable year). The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit.

Pre-Issuance Accrued Stated Interest. A portion of the price paid for a Note will be allocable to stated interest that “accrued” prior to the date the Note is purchased (the “pre-issuance accrued stated interest”). On the first interest payment date, a portion of the stated interest received in an amount equal to the pre-issuance accrued stated interest will be treated as a return of the pre-issuance accrued stated interest and not as a payment of stated interest on the Note. Amounts treated as a return of the pre-issuance accrued stated interest should not be taxable when received but should reduce a holder’s adjusted tax basis in the Note by a corresponding amount.

Premium. To the extent a U.S. Holder’s purchase price for a Note (excluding any amount attributable to pre-issuance accrued stated interest) is greater than the Note’s stated principal amount, the Note will have amortizable bond premium. A U.S. Holder may generally elect to amortize the premium over the remaining term of the Note on a constant yield method as an offset to stated interest when includible in income under such U.S. Holder’s regular accounting method. The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that such U.S. Holder previously acquired at a premium or that such U.S. Holder acquires at a premium on or after the first day of the first taxable year to which the election applies, and such U.S. Holder may not revoke this election without the consent of the Internal Revenue Service. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on a disposition of the Note.

Dispositions. Generally, a sale, exchange, redemption or other taxable disposition of a Note will result in capital gain or loss equal to the difference, if any, between the amount realized on the disposition (excluding amounts attributable to accrued and unpaid interest, which, as described above, will be taxed as ordinary income to the extent not previously included in gross income by the U.S. Holder) and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis for determining gain or loss on the disposition of a Note generally will equal the purchase price of such Note to such holder, reduced by the pre-issuance accrued stated interest previously received and any amortizable bond premium previously amortized by such U.S. Holder. Such gain or loss will be long-term capital gain or loss if the Note is held for more than one year as of the time of the disposition (and otherwise will be short-term capital gain or loss). The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder upon the disposition of a Note generally will be U.S. source gain or loss.

Recently Enacted Legislation. Recently enacted legislation generally imposes a tax of 3.8 percent on the “net investment income” of certain individuals, estates and trusts. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of property, less certain deductions. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain holders who are individuals to report information relating to an interest in a Note, subject to certain exceptions (including an exception for a Note held in an account maintained by certain financial institutions, such as a U.S. brokerage account). Holders should consult with their tax advisors regarding the possible implications of this legislation in their particular circumstances.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid in respect of the Notes, or gain recognized upon the sale, retirement or other taxable disposition of the Notes, unless (i) the interest or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment in the United States), or (ii) in the case of gain, the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the relevant taxable year and certain other conditions are met.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements apply to certain payments of principal of, and interest (including OID, if any) on, an obligation and to proceeds of the sale or redemption of an obligation, to certain holders of the Notes that are U.S. persons. Information reporting generally will apply to payments of principal of, and interest (including OID, if any) on, the Notes, and to proceeds from the sale or redemption of, the Notes within the United States, or by a U.S. payor or U.S. middleman, to a holder of the Notes that is a U.S. person (other than an exempt recipient). The payor will be required to backup withhold on payments made within the United States, or by a U.S. payor or U.S. middleman, on a Note to a holder of a Note that is a U.S. person, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States, or by a U.S. payor or U.S. middleman, of principal and interest to a holder of a Note that is not a U.S. person will not be subject to backup withholding and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding rate is currently 28%.

Backup withholding is not an additional tax. Holders generally will be entitled to credit any amounts withheld under the backup withholding rules against their U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes and does not use or hold, and is not deemed to use or hold, the Notes in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies published in writing by the Canada Revenue Agency prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation or on a disposition of Notes to any other person with whom they deal at arm’s length for purposes of the Act. Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Act.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal or on proceeds received by such a holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

UNDERWRITING

Barclays Capital Inc. is acting as sole book-running manager and sole underwriter of the offering.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, the underwriter has agreed to purchase, and the Bank has agreed to sell to the underwriter, US$450 million in aggregate principal amount of Notes.

The Notes are being offered by the underwriter subject to approval of legal matters by counsel for the underwriter and other conditions. The underwriting agreement provides that the underwriter is obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if the underwriter defaults, the offering may be terminated.

The underwriter proposes initially to offer the Notes to the public at the public offering price on the cover page of this Prospectus Supplement, and may offer the Notes to dealers at that price less a concession not in excess of 0.200% of the principal amount per Note. The underwriter may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Notes to other dealers. After the initial public offering of the Notes, the underwriter may change the public offering price and discount to broker/dealers.

The expenses of the offering, not including the underwriting discount, are estimated to be US$250,000 and are payable by the Bank.

The Notes offered hereby constitute a further issuance of the Existing Notes. There is no established trading market for the Notes and there is a limited over-the-counter trading market for the Existing Notes. Immediately upon settlement, the Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing Notes. The underwriter intends to make a secondary market for the Notes. However, it is not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for the Notes will be.

The Bank has agreed to indemnify the underwriter against liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriter may be required to make in that respect.

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriter of Notes in excess of the principal amount of the Notes the underwriter is obligated to purchase, which creates a short position. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Penalty bids permit the underwriter to reclaim a selling concession from a broker/dealer when the Notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the Notes offered pursuant to this Prospectus Supplement. It is anticipated that the maximum commission or discount to be received in any particular offering of Notes will be significantly less than this amount.

In the ordinary course of business, the underwriter and its affiliates have provided financial advisory, investment banking and general financing and banking services for the Bank for customary fees. The underwriter and/or its affiliates may provide such services to the Bank in the future.

We expect that delivery of the Notes will be made against payment therefor on or about October 21, 2011, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Offering Restrictions

This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada. The underwriter has represented and agreed that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada without the consent of the Bank. The underwriter has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such underwriter. The Notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This Prospectus Supplement has been prepared on the basis that any offer of Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this Prospectus Supplement may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter has authorized, nor do they authorize, the making of any offer of Notes in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “Relevant Person”). This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes offered in this Prospectus Supplement have not been registered under the Securities and Exchange Law of Japan. The Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon, on behalf of the Bank, by Blake, Cassels & Graydon LLP, the Bank’s Canadian counsel, and Mayer Brown LLP, the Bank’s U.S. counsel. Certain legal matters will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher  & Flom LLP, the underwriter’s U.S. counsel.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus:

1.	CIBC’s Annual Information Form dated December 1, 2010 (other than the section entitled “Credit Ratings” and Appendix A), which incorporates by reference portions of CIBC’s Annual Report for the year ended October 31, 2010;

2.	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2010, together with the auditors’ report thereon;

3.	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2010; and

4.	CIBC’s comparative unaudited interim consolidated financial statements for the three-month and the nine-month periods ended July 31, 2011 included in CIBC’s Report to shareholders for the Third Quarter, 2011 (“CIBC’s 2011 Third Quarter Report”);

5.	CIBC’s Management’s Discussion and Analysis of results of operations contained in CIBC’s 2011 Third Quarter Report; and

6.	CIBC’s Management Proxy Circular dated February 24, 2011 regarding CIBC’s annual meeting of shareholders held on April 28, 2011.

All documents required to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and any news releases filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus Supplement and prior to the termination of the distribution of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus (except that any section of any annual information form describing CIBC’s credit ratings shall not be deemed to be incorporated by reference in this Prospectus Supplement and the Short Form Base Shelf Prospectus). In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus Supplement and prior to the distribution of the Notes, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and the registration statement of which they form a part.

Any statement contained in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the Short Form Base Shelf Prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus.

Short Form Base Shelf Prospectus

New Issue	July 14, 2010

Canadian Imperial Bank of Commerce

(a Canadian chartered bank)

Commerce Court,

Toronto, Ontario, Canada

M5L 1A2

US$8,000,000,000

Senior Debt Securities

Subordinated Debt Securities (subordinated indebtedness)

Canadian Imperial Bank of Commerce (“CIBC”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated debt securities (the “Senior Debt Securities”) that would constitute deposit liabilities of CIBC for purposes of the Bank Act (Canada) (the “Bank Act”) and (ii) unsecured subordinated debt securities (the “Subordinated Debt Securities” and, together with the Senior Debt Securities, the “Debt Securities”), that would constitute subordinated indebtedness of CIBC for purposes of the Bank Act.

CIBC is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with accounting principles generally accepted in Canada, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable to financial statements of United States companies. Beginning with its interim consolidated financial statements for the three-month period ended January 31, 2012, CIBC will prepare its financial statements, including comparative information, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Prospective investors should be aware that the acquisition of the Debt Securities described herein may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in, or citizens of, Canada or the United States may vary depending on their particular situation and the description of such consequences herein may not address all of the consequences that are applicable to those particular situations.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CIBC is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of CIBC and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Debt Securities offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). Information as to a particular offering that is not included in this short form base shelf prospectus (the “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. CIBC may sell up to US$8,000,000,000 in aggregate initial offering price of Debt Securities (or the U.S. dollar equivalent thereof at the time of issuance, if any, of the Debt Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments hereto, remains valid.

The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of CIBC or the holder, any exchange or conversion terms and any other specific terms.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The Debt Securities may be sold through underwriters or dealers, by CIBC directly pursuant to applicable statutory exemptions or through agents designated by CIBC from time to time. See “Plan of Distribution”. Each Prospectus Supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Debt Securities, and will also set forth the terms of the offering of such Debt Securities including the net proceeds to CIBC and, to the extent applicable, any fees payable to the underwriters, dealers or agents. The offerings are subject to approval of certain legal matters on behalf of CIBC.

References to “$” and “Cdn$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Plan of Distribution” and “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement.

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Forward-Looking Statements

This Prospectus, including documents filed with Canadian securities regulators and the SEC that are incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of certain securities laws. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include:

•	credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risks;

•	legislative or regulatory developments in the jurisdictions where CIBC operates;

•	amendments to, and interpretations of, risk-based capital guidelines and reporting instructions;

•	the resolution of legal proceedings and related matters;

•	the effect of changes to accounting standards, rules and interpretation;

•	changes in CIBC’s estimate of reserves and allowances;

•	changes in tax laws;

•	changes to CIBC’s credit ratings;

•	political conditions and developments;

•

the possible effect on CIBC’s business of international conflicts and any wars on terror, natural disasters, public health emergencies, disruptions in public infrastructure and other catastrophic events;

•	reliance on third parties to provide components of CIBC’s business infrastructure;

•	the accuracy and completeness of information provided to CIBC by clients and counterparties;

•	the failure of third parties to comply with their obligations to CIBC and its affiliates;

•	intensifying competition from established competitors and new entrants in the financial services industry;

•	technological change;

•	global capital market activity;

•	changes in monetary and economic policy;

•	currency value fluctuations;

•	general business and economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations;

•	changes in market rates and prices which may adversely affect the value of financial products;

•

CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels;

•	changes in client spending and saving habits;

•	CIBC’s ability to attract and retain key employees and executives; and

•	CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. See “Risk Factors” in this Prospectus. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.

Available Information

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, CIBC is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, CIBC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. CIBC’s reports and other information filed with or furnished to the SEC are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s EDGAR System (http://www.sec.gov). Any document CIBC files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. CIBC’s common shares are listed on the New York Stock Exchange and reports and other information concerning CIBC may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

CIBC has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-9 with respect to the Debt Securities. This Prospectus forms a part of that registration statement. This Prospectus does not contain all of the information that is set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit to the registration statement, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to CIBC and the Debt Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:

(i)	CIBC’s Annual Information Form dated December 2, 2009 (“CIBC’s 2009 AIF”), which incorporates by reference portions of CIBC’s Annual Accountability Report for the year ended October 31, 2009 (“CIBC’s 2009 Annual Accountability Report”);

(ii)	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2009, together with the auditors’ report thereon (“CIBC’s 2009 Financial Statements”);

(iii)	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2009 (“CIBC’s 2009 MD&A”) contained in CIBC’s 2009 Annual Accountability Report;

(iv)	CIBC’s comparative unaudited interim consolidated financial statements for the three-month and the six-month periods ended April 30, 2010 included in CIBC’s Report to Shareholders for the Second Quarter, 2010 (“CIBC’s 2010 Second Quarter Report”);

(v)	CIBC Management’s Discussion and Analysis of results of operations contained in CIBC’s 2010 Second Quarter Report; and

(vi)	CIBC’s Management Proxy Circular dated January 14, 2010 regarding CIBC’s annual meeting of shareholders held on February 25, 2010.

All documents required to be incorporated by reference in this Prospectus and any news releases filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus and during the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the registration statement of which this Prospectus forms a part.

A Prospectus Supplement containing the specific terms in respect of any Debt Securities will be delivered, together with this Prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Debt Securities to which such Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When a new annual information form, annual financial statements, related management’s discussion and analysis and information circular are filed by CIBC and, where required, accepted by the applicable securities regulatory authorities, during the term of this Prospectus, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports and information circulars filed by CIBC prior to the commencement of CIBC’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Upon such new filings of interim financial statements and related management’s discussion and analysis during the term of this Prospectus, the previous interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sale of Debt Securities hereunder.

Presentation of Financial Information

CIBC prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 30: Reconciliation of Canadian and United States Generally Accepted Accounting Principles” in the CIBC’s 2009 Financial Statements. Beginning with its interim consolidated financial statements for the three-month period ended January 31, 2012, CIBC will prepare its financial statements, including comparative information, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC will be permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

Additionally, CIBC publishes its consolidated financial statements in Canadian dollars.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act. CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus. See “Documents Incorporated by Reference” in this Prospectus.

Prior Sales

Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

Description of Debt Securities

The following describes the material terms of the Debt Securities. The Senior Debt Securities will be issued under a senior indenture (the “senior indenture”), between CIBC and a trustee, the form of which is filed as an exhibit to the registration statement of which this Prospectus forms a part. The Subordinated Debt Securities will be issued under an indenture (the “subordinated indenture”), between CIBC and a trustee, the form of which is filed as an exhibit to the registration statement of which this Prospectus forms a part. The senior indenture and the subordinated indenture are sometimes referred to in this Prospectus collectively as the “indentures” and each individually as an “indenture.” The specific terms applicable to a particular issuance of Debt Securities and any variations from the terms set forth below will be set forth in the applicable Prospectus Supplement.

The following is a summary of the material terms and provisions of the indentures and the Debt Securities. You should refer to the forms of the indentures and the Debt Securities for complete information regarding the terms and provisions of the indentures and the Debt Securities. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the events of default, which are more limited in the subordinated indenture, and the provisions relating to subordination.

Ranking

Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.

The Senior Debt Securities will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law. The Subordinated Debt Securities will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated indenture.

In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.

Neither the Senior Debt Securities nor the Subordinated Debt Securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

When we refer to “Debt Securities” or “Debt Security” in this section, we mean both the Senior Debt Securities and the Subordinated Debt Securities.

General

We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the senior indenture and the subordinated indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.

This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in an applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplements accompanying this Prospectus. The specific terms of your Debt Security as described in the applicable Prospectus Supplements will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.

We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal and other relevant income tax considerations and other special considerations applicable to them. The Debt Securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in an applicable Prospectus Supplement relating to any of the particular Debt Securities. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material U.S. and Canadian tax considerations applicable to such Debt Securities, including whether and under what circumstances we will pay additional amounts on or for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the Debt Securities rather than pay the additional amounts.

When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series of Debt Securities is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series may differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.

We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplements will describe the terms of any series of Debt Securities being offered, including:

•	the title of the series of Debt Securities;

•	whether it is a series of Senior Debt Securities or a series of Subordinated Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;

•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions;

•

if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions or provisions for redemption at our option or the option of the holder, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

•

if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	any index, formula or other method used to determine the amount of payment of principal or premium, if any, and/or interest on the series of Debt Securities;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “— Events of Default” below;

•

if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.

Market-Making Transactions

One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.

Covenants

Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.

Mergers and Similar Events

Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity, or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:

•

When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

•

The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.

We will not need to satisfy the conditions described above if we enter into other types of transactions, including:

•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.

It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.

Changes Requiring Consent of Each Holder. First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected by the change under a particular indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Consent. The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities described above under “— Changes Requiring Consent of All Holders” unless we obtain the individual consent of each holder of Debt Securities of the affected series to the waiver.

Changes Not Requiring Consent. The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.

Modification of Subordination Provisions. The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.

Further Details Concerning Voting. When seeking consent, we will use the following rules to decide the principal amount to attribute to a Debt Security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the trustee as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the Debt Securities or request a waiver.

Special Provisions Related to the Subordinated Debt Securities

The Subordinated Debt Securities will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on these Debt Securities.

If we become insolvent or are wound-up, the Subordinated Debt Securities issued and outstanding under the subordinated indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of CIBC then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.

For these purposes, “indebtedness” at any time means:

1.	the deposit liabilities of CIBC at such time; and

2.	all other liabilities and obligations of CIBC to third parties (other than fines or penalties that, pursuant to the Bank Act, are a last charge on the assets of CIBC in the case of insolvency of CIBC and obligations to shareholders of CIBC, as such) which would entitle such third parties to participate in a distribution of CIBC’s assets in the event of the insolvency or winding-up of CIBC.

“Subordinated indebtedness” at any time means:

1.	the liability of CIBC in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which will rank equally to CIBC’s outstanding subordinated indebtedness.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplements.

Full Defeasance. If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•

We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•

We must deliver to the trustee a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

In the case of the Subordinated Debt Securities, the following requirement must also be met:

•

No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplements. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:

•

Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

Deliver to the trustee a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:

•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplements.

•	Any events of default relating to breach of those covenants.

If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?

Under the senior indenture, the term “event of default” means in respect of any series of Debt Securities any of the following:

•	We do not pay the principal of or any premium on a Debt Security of that series within five days of its due date.

•	We do not pay interest on a Debt Security of that series for more than 30 days after its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Under the subordinated indenture, the term “event of default” in respect of any series of Debt Securities means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Remedies If an Event of Default Occurs. If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the trustee must take the aforementioned action or the holders must direct the trustee to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled in certain circumstances, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the obligation to make such payment shall be subject to such prohibition.

You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default in which the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the trustee. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the Debt Securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:

•	the holder of the Debt Security must give the trustee written notice that an event of default has occurred and remains uncured;

•

the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the trustee take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•

the trustee has not received any direction from a majority in principal amount of all outstanding Debt Securities of the relevant series that is inconsistent with such written request during such 90-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.

Form, Exchange and Transfer

Unless we specify otherwise in an applicable Prospectus Supplement, the Debt Securities will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

If a Debt Security is issued as a registered global Debt Security, only the depositary will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.” Those who own beneficial interests in a global Debt Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”

Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

Holders may exchange or register the transfer of Debt Securities at the office of the trustee. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The trustee acts as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The trustee may require an indemnity before replacing any Debt Securities.

Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional agents, they will be named in the applicable Prospectus Supplements. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.

If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

The Trustee

The trustee makes no representation or warranty, whether express or implied, with respect to CIBC or the Debt Securities and other matters described in this Prospectus. The trustee has not prepared or reviewed any of the information included in this Prospectus, except the trustee has consented to the use of its name. Such approval does not constitute a representation or approval by the trustee of the accuracy or sufficiency of any information contained in this Prospectus.

Payment and Paying Agents

We will pay interest to the person listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in an applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the Debt Securities at the office of the paying agent or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.

Notices

We and the trustee will send notices regarding the Debt Securities only to registered holders, using the address as listed in the trustee’s records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustee or any other paying agent.

Governing Law

The indentures and the Debt Securities will be governed by New York law, except that the subordination provisions in the subordinated indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law in the senior indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Legal Ownership and Book-Entry Issuance

In this section, we describe special considerations that will apply to registered Debt Securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Debt Securities. Then we describe special provisions that apply to global Debt Securities.

Who is the Legal Owner of a Registered Security?

Each Debt Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Debt Securities representing Debt Securities. We refer to those who have Debt Securities registered in their own names, on the books that we or the trustee maintains for this purpose, as the “registered holders” of those Debt Securities. Subject to limited exceptions, we and the trustee are entitled to treat the registered holder of a Debt Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Debt Security and to exercise all the rights and power as an owner of the Debt Security. We refer to those who own beneficial interests in Debt Securities that are not registered in their own names as indirect owners of those Debt Securities. As we discuss below, indirect owners are not registered holders, and investors in Debt Securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners. Unless otherwise noted in an applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. This means Debt Securities will be represented by one or more global Debt Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Debt Securities on behalf of themselves or their customers.

Under each indenture (and the Bank Act, in the case of subordinated indebtedness), subject to limited exceptions and applicable law, only the person in whose name a Debt Security is registered is recognized as the holder of that Debt Security. Consequently, for Debt Securities issued in global form, we will recognize only the depositary as the holder of the Debt Securities and we will make all payments on the Debt Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Debt Securities.

As a result, investors will not own Debt Securities directly. Instead, they will own beneficial interests in a global Debt Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Debt Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Debt Securities.

Street Name Owners. We may issue Debt Securities initially in non-global form or we may terminate an existing global Debt Security, as described below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Debt Securities in their own names or in street name. Debt Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Debt Securities through an account he or she maintains at that institution.

For Debt Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Debt Securities are registered as the holders of those Debt Securities, and we will make all payments on those Debt Securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Debt Securities in street name will be indirect owners, not registered holders, of those Debt Securities.

Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Debt Securities. We do not have obligations to investors who hold beneficial interests in global Debt Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Debt Security or has no choice because we are issuing the Debt Securities only in global form.

For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Debt Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Debt Securities. When we refer to “your Debt Securities” in this Prospectus, we mean the Debt Securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners. If you hold Debt Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Debt Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What is a Global Security?

Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. Each Debt Security issued in book-entry form will be represented by a global Debt Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Debt Security for this purpose is called the “depositary” for that Debt Security. A Debt Security will usually have only one depositary but it may have more. Each series of Debt Securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York (“DTC”);

•	Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”);

•	Clearstream Banking, société anonyme (“Clearstream”); or

•	any other clearing system or financial institution named in the applicable Prospectus Supplements.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Debt Security, investors may hold beneficial interests in that Debt Security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your Debt Securities will be named in the applicable Prospectus Supplements; if none is named, the depositary will be DTC.

A global Debt Security may represent one or any other number of individual Debt Securities. Generally, all Debt Securities represented by the same global Debt Security will have the same terms. We may, however, issue a global Debt Security that represents multiple Debt Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Debt Security a master global Debt Security. The applicable Prospectus Supplements will not indicate whether your Debt Securities are represented by a master global Debt Security.

A global Debt Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Debt Securities represented by a global Debt Security, and investors will be permitted to own only indirect interests in a global Debt Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Debt Security is represented by a global Debt Security will not be a holder of the Debt Security, but only an indirect owner of an interest in the global Debt Security.

If an applicable Prospectus Supplement for a particular Debt Security indicates that the Debt Security will be issued in global form only, then the Debt Security will be represented by a global Debt Security at all times unless and until the global Debt Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Debt Securities through another book-entry clearing system or decide that the Debt Securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global Debt Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Debt Securities and instead deal only with the depositary that holds the global Debt Security.

If Debt Securities are issued only in the form of a global Debt Security, an investor should be aware of the following:

•

an investor cannot cause the Debt Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Debt Securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to own their Debt Securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global Debt Security in circumstances in which certificates representing the Debt Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Debt Security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Debt Security. We and the trustee also do not supervise the depositary in any way;

•

the depositary may require that those who purchase and sell interests in a global Debt Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•

financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Debt Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities, and those policies may change from time to time. For example, if you hold an interest in a global Debt Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Debt Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the trustee do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Debt Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Debt Securities, any beneficial owner entitled to obtain non-global Debt Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Debt Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global Debt Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Debt Securities it represented. After that exchange, the choice of whether to hold the Debt Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Debt Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”

The special situations for termination of a global Debt Security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Debt Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.

If a global Debt Security is terminated, only the depositary, and neither we nor the trustee for any Debt Securities, is responsible for deciding the names of the institutions in whose names the Debt Securities represented by the global Debt Security will be registered and, therefore, who will be the registered holders of those Debt Securities.

Considerations Relating to DTC

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

Purchases of Debt Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Debt Securities on DTC’s records. Transfers of ownership interests in the Debt Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.

In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Distribution payments on the Debt Securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to Clearstream and Euroclear

Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Euroclear and Clearstream may be depositaries for a global Debt Security. In addition, if DTC is the depositary for a global Debt Security, Euroclear and Clearstream may hold interests in the global Debt Security as participants in DTC.

As long as any global Debt Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Debt Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Debt Security and there is no depositary in the United States, you will not be able to hold interests in that global Debt Security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Debt Securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Debt Securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Earnings Coverage Ratios

Earnings coverage ratios will be provided as required in a Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

Plan of Distribution

CIBC may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers or (iii) through agents. The Debt Securities may be sold in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Debt Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Debt Securities. The Prospectus Supplement for any of the Debt Securities being offered thereby will set forth the terms of the offering of such Debt Securities, including the type of Debt Security being offered, the name or names of any underwriters, the purchase price of such Debt Securities, the proceeds to CIBC from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the Prospectus Supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

CIBC may agree to pay the underwriters a commission for various services relating to the issue and sale of any Debt Securities offered hereby. Any such commission will be paid out of the general corporate funds of CIBC.

The Debt Securities may also be sold directly by CIBC at such prices and upon such terms as agreed to by CIBC and the purchaser or through agents designated by CIBC from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by CIBC to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with CIBC to indemnification by CIBC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Debt Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Debt Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation.

This Prospectus may be used by CIBC World Markets Corp. in connection with offers and sales of the Debt Securities in market-making transactions. In a market-making transaction, CIBC World Markets Corp. may resell a Debt Security it acquires from other holders, after the original offering and sale of the Debt Security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, CIBC World Markets Corp. may act as principal or agent, including as agent for the counterparty in a transaction in which CIBC World Markets Corp. acts as principal, or as agent for both counterparties in a transaction in which CIBC World Markets Corp. does not act as principal. CIBC World Markets Corp. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of CIBC may also engage in transactions of this kind and may use this Prospectus for this purpose. These affiliates may include, among others, CIBC World Markets Inc. The Debt Securities to be sold in market-making transactions include securities to be issued after the date of this Prospectus, as well as securities previously issued. CIBC does not expect to receive any proceeds from market-making transactions. CIBC does not expect that CIBC World Markets Corp. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to CIBC. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Conflicts of Interest

To the extent an initial offering of the debt securities will be distributed by an affiliate of CIBC, each such offering of debt securities will be conducted in compliance with the requirements of Rule 2720 of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of securities of an affiliate. To the extent an initial offering of the debt securities will be distributed by an affiliate of CIBC, such affiliate will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer. In the event that any FINRA member participates in a public offering of these debt securities the underwriting discounts and commissions on debt securities sold in the initial distribution will not exceed 8% of the offering proceeds.

Trading Price and Volume of CIBC’s Securities

The following chart sets out the trading price and volume of CIBC’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this Prospectus:

	Jun 09		Jul 09		Aug 09		Sept 09		Oct 09		Nov 09		Dec 09		Jan 10		Feb 10		Mar 10		April 10		May 10		June 10[1]
Common Shares High Low Vol (‘000)	$ $	59.03 52.70 42992	$ $	67.80 55.00 31602	$ $	69.67 61.94 34848	$ $	67.86 59.93 31664	$ $	66.54 61.30 22493	$ $	70.08 61.05 28080	$ $	71.48 66.77 26908	$ $	68.69 63.25 21338	$ $	70.10 62.60 19578	$ $	77.38 70.00 31043	$ $	77.25 72.04 26029	$ $	76.18 67.67 30481	$ $	75.73 66.12 31011
Pref. Series 18 High Low Vol (‘000)	$ $	22.67 21.12 140	$ $	23.24 21.50 151	$ $	24.49 22.75 199	$ $	24.40 23.46 154	$ $	23.85 22.36 78	$ $	23.45 22.77 197	$ $	24.19 23.35 154	$ $	24.05 23.63 99	$ $	23.90 23.11 97	$ $	23.79 21.90 187	$ $	22.42 21.42 239	$ $	22.50 21.75 189	$ $	23.69 22.45 145
Pref. Series 19 High Low Vol (‘000)	$ $	26.50 25.55 159	$ $	26.99 26.01 38	$ $	27.20 26.25 96	$ $	26.88 25.48 82	$ $	26.45 25.71 54	$ $	26.45 26.27 34	$ $	26.72 25.95 216	$ $	26.44 25.93 180	$ $	26.15 25.76 20	$ $	26.00 25.75 394	$ $	25.85 25.50 32	$ $	26.00 25.41 45	$ $	26.10 25.66 56
Pref. Series 23 High Low Vol (‘000)	$ $	26.25 25.78 115	$ $	26.00 25.77 120	$ $	26.73 25.88 207	$ $	26.40 25.80 80	$ $	26.00 25.71 276	$ $	26.68 26.00 196	$ $	26.95 26.15 73	$ $	26.95 26.25 276	$ $	26.35 25.95 225	$ $	26.06 25.35 295	$ $	25.70 25.35 330	$ $	25.70 25.46 138	$ $	25.69 25.19 129
Pref. Series 26 High Low Vol (‘000)	$ $	23.04 22.15 210	$ $	24.22 22.35 134	$ $	25.44 23.87 171	$ $	25.19 24.55 195	$ $	24.93 23.66 141	$ $	24.49 24.19 306	$ $	25.30 24.50 210	$ $	25.25 24.41 233	$ $	24.95 24.61 94	$ $	24.89 23.17 144	$ $	23.37 22.50 304	$ $	23.90 22.53 176	$ $	24.49 23.24 163
Pref. Series 27 High Low Vol (‘000)	$ $	22.26 21.25 301	$ $	23.39 21.40 300	$ $	24.88 23.04 279	$ $	24.75 23.80 159	$ $	24.22 22.76 160	$ $	23.94 23.30 114	$ $	24.45 23.70 276	$ $	24.48 23.84 122	$ $	24.18 23.70 134	$ $	24.06 22.66 158	$ $	22.77 22.09 166	$ $	22.94 22.00 206	$ $	23.83 22.75 198
Pref. Series 29 High Low Vol (‘000)	$ $	21.47 20.75 231	$ $	22.69 20.87 169	$ $	24.43 22.25 314	$ $	24.25 23.35 222	$ $	23.50 21.74 130	$ $	23.23 22.42 196	$ $	23.59 22.84 153	$ $	23.54 23.00 91	$ $	23.40 22.99 153	$ $	23.21 21.52 335	$ $	21.98 21.12 291	$ $	21.97 20.90 305	$ $	23.04 21.70 275
Pref. Series 30 High Low Vol (‘000)	$ $	19.15 18.50 621	$ $	20.05 18.40 624	$ $	22.00 19.88 311	$ $	21.29 20.46 356	$ $	20.81 19.68 332	$ $	20.89 19.95 281	$ $	21.10 20.47 294	$ $	21.24 20.67 338	$ $	21.05 20.46 295	$ $	20.77 19.34 378	$ $	19.64 18.77 381	$ $	19.39 18.75 402	$ $	20.36 19.32 492
Pref. Series 31 High Low Vol (‘000)	$ $	18.75 18.08 604	$ $	19.75 17.96 487	$ $	21.48 19.57 530	$ $	20.92 20.10 407	$ $	20.39 19.35 358	$ $	20.40 19.58 382	$ $	20.81 20.10 423	$ $	20.90 20.28 286	$ $	20.70 20.01 440	$ $	20.31 18.91 588	$ $	19.36 18.41 479	$ $	19.08 18.47 304	$ $	19.98 19.03 473
Pref. Series 32 High Low Vol (‘000)	$ $	18.69 17.55 196	$ $	19.00 17.46 259	$ $	20.69 18.80 252	$ $	20.38 19.28 333	$ $	19.54 18.50 507	$ $	19.69 18.64 270	$ $	19.90 19.18 268	$ $	20.25 19.49 331	$ $	20.05 19.55 303	$ $	19.77 18.32 349	$ $	18.51 17.77 438	$ $	18.30 17.81 306	$ $	19.21 18.20 656
Pref. Series 33 High Low Vol (‘000)	$ $	25.70 24.95 572	$ $	27.00 25.11 339	$ $	27.00 25.99 131	$ $	26.70 25.50 290	$ $	26.40 25.66 200	$ $	26.85 26.02 208	$ $	27.25 26.51 274	$ $	27.10 26.65 140	$ $	26.90 26.25 328	$ $	27.24 26.48 366	$ $	26.85 25.51 225	$ $	26.46 25.80 126	$ $	26.99 26.10 278
Pref. Series 35 High Low Vol (‘000)	$ $	27.33 26.67 480	$ $	27.95 27.05 397	$ $	28.00 27.54 342	$ $	28.12 27.47 623	$ $	27.59 26.51 447	$ $	28.00 27.42 674	$ $	28.48 27.81 589	$ $	28.15 27.64 531	$ $	28.04 27.75 274	$ $	28.60 27.96 873	$ $	28.18 26.50 857	$ $	27.38 26.62 325	$ $	27.78 27.05 428
Pref. Series 37 High Low Vol (‘000)	$ $	27.46 26.61 417	$ $	28.08 27.02 275	$ $	28.00 27.70 206	$ $	28.10 27.35 384	$ $	27.68 27.15 247	$ $	27.98 27.45 322	$ $	28.49 27.82 219	$ $	28.60 27.71 351	$ $	28.45 27.76 306	$ $	28.59 27.95 368	$ $	28.19 26.60 607	$ $	27.44 26.35 467	$ $	28.00 27.19 286

Note:

1	The June 2010 data includes trading prices and volume up to and including June 29, 2010.

Risk Factors

Investment in the Debt Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Debt Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Debt Securities. Prospective purchasers should consider the categories of risks identified and discussed in CIBC’s 2009 MD&A including credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk and those related to general economic conditions.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds to CIBC from the sale of the Debt Securities will be added to the general funds of CIBC.

Limitations on Enforcement of U.S. Laws Against

CIBC, its Management and Others

CIBC is a Canadian chartered bank. Many of its directors and executive officers, including many of the persons who signed the registration statement on Form F-9, of which this Prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of CIBC’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

CIBC has been advised by Blake, Cassels & Graydon LLP, its Canadian counsel, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. CIBC has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian Court within any applicable limitation period; (ii) the Canadian Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Canadian Court will render judgment only in Canadian dollars; and (iv) an action in the Canadian Court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to the public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

Independent Auditors

Ernst & Young LLP, Chartered Accountants, Toronto, Canada, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders with respect to the consolidated balance sheets of CIBC as at October 31, 2009 and 2008 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in three year period ended October 31, 2009. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the Securities Act and the applicable rules and regulations thereunder.

Legal Matters

Unless otherwise specified in the Prospectus Supplement, certain legal matters under Canadian law relating to the Debt Securities offered by a Prospectus Supplement will be passed upon on behalf of CIBC by Blake, Cassels & Graydon LLP. Certain legal matters in connection with the offering relating to United States law will be passed upon on behalf of CIBC by Mayer Brown LLP, Chicago, Illinois.

Documents Filed as Part of the Registration Statement

The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; the consent of Blake, Cassels & Graydon LLP; powers of attorney from directors and officers of CIBC; and the forms of indentures relating to the Debt Securities.

Statutory Rights for Canadian Purchasers

Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the Province of Ontario. The purchaser should refer to any applicable provisions of the securities legislation in the Province of Ontario for the particulars of these rights or consult with a legal advisor.

US$450,000,000

Canadian Imperial Bank of Commerce

2.350% Senior Notes due 2015

Prospectus Supplement

October 14, 2011

Sole Book-Running Manager

Barclays Capital